July 14, 2010

VIA EDGAR AND FACSIMILE

DIVISION OF CORPORATE FINANCE

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

ATTENTION: EVAN S. JACOBSON, ESQ.

Re:	Life Quotes, Inc.
Amended Schedules TO-T/13E-3 filed on July 12, 2010
Filed by LQ Acquisition, Inc. (the “Company”) and Robert S. Bland
File No. 005-56673

Ladies and Gentlemen:

Set forth below are the comments you conveyed orally to me and which relate to comments number 4 and 8 contained in your July 1, 2010 letter with respect to the above-captioned filing, the Company’s responses thereto as set forth in its letter to you dated July 9, 2010, and the additional responses of the Company to such comments. For your convenience, the numbered responses correspond to the numbered comments in your July 1 letter. We have included each comment in italics, each response in regular font, and each additional response in bold below.

Opinion of Raymond James, page 17

Summary of Financial Analysis Conducted by RJ, page 18

Selected Public Companies Analysis, page 19

4.	We note your response to prior comment 16. Disclose why Raymond James believes that public insurance brokers traded on U.S. stock exchanges with equity market capitalization of less than $10 billion are analogous to the company in its Schedules TO-T/13E-3.

ANSWER:

We have revised the Schedules TO-T/13E-3 to specifically disclose that Raymond James believes that public insurance brokers traded on U.S. stock exchanges with equity market capitalization of less than $10 billion are analogous to the company because LQ is a publicly traded insurance broker as well. There are only a handful of publicly traded insurance brokers, making comparisons difficult. The comparable insurance brokerage companies and their approximate market cap (as of June 4, 2010) are as follows: Willis Group Holdings: $5.3 billion; Brown & Brown: $2.8 billion; A.J. Gallagher & Co.: $2.7 billion; ehealth: $322 million; Insweb: $22 million and The Marketing Alliance: $11.5 million. The criteria Raymond James used is based on its collective judgment and experience in the investment banking industry. Amongst these considerations were including larger insurance brokers in the comparable companies group in order to have additional data observations that would make comparisons more meaningful. In addition, Insweb did not have positive EBIDTA nor net income, and The Marketing Alliance did not disclose information necessary to calculate EBITDA, making comparisons difficult. We will include this disclosure in the Schedules TO-T/13E-3.

Exhibit 99(c)(3)

8.	Please refer to prior comment 33. We reissue our comment since we note that similar language appears in the Raymond James presentation dated October 9, 2009. The Company may have filed this under the wrong exhibit number.

ANSWER:

We are filing the October 9, 2009 presentation and opinion of Raymond James pursuant to Regulation M-A, Item 1016 (a) (5) instead of under Item 1016 (c).

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to the foregoing is desired, please do not hesitate to contact the undersigned.

Respectfully yours,

/S/ GASPARE RUGGIRELLO
Gaspare Ruggirello

DJK:dn

cc:	Ms. Peggy Kim, SEC Special Counsel
Phil Perillo, Life Quotes, Inc.
David J. Kaufman, Duane Morris LLP

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